October 28, 2014

VIA EDGAR CORRESPONDENCE

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Request for Amendment Withdrawal
Nuveen Investment Funds, Inc.
Post-Effective Amendment No. 163 to Registration on Form N-1A
Filed on October 28, 2014 (the “Amendment”)
(Registration Statement File No. 033-16905)

Ladies and Gentlemen:

On behalf of Nuveen Core Bond Fund, Nuveen Core Plus Bond Fund, Nuveen High Income Bond Fund, Nuveen Inflation Protected Securities Fund, Nuveen Intermediate Government Bond Fund, Nuveen Short Term Bond Fund and Nuveen Strategic Income Fund (the “Funds”), each a series of Nuveen Investment Funds, Inc. (the “Registrant”), the Registrant hereby requests the withdrawal of the above-mentioned Amendment to the Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”). The Amendment was originally filed with the Securities and Exchange Commission on October 28, 2014.

Sincerely, NUVEEN INVESTMENT FUNDS, INC.

By:	/s/ Mark Czarniecki
Mark Czarniecki, Assistant Vice President and Assistant Secretary